UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

PFSweb, Inc.
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

505 Millennium Drive, Allen, Texas	75013
(Address of Principal Executive Offices)	(Zip Code)

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PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PFSweb, Inc. (the “Company” or “we”) has determined that it is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). As previously disclosed, the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2021 and September 30, 2021 (the “2021 Form 10-Qs”) were delayed as a result of additional time and work needed to meet the reporting and accounting requirements for its LiveArea business segment divestiture as a discontinued operation and other related financial reporting requirements associated with such divestiture. The 2021 Form 10-Qs were filed with the Securities and Exchange Commission (“SEC”) on February 7, 2022 and March 10, 2022. However, as a result of the delays of the 2021 Form 10Qs, the filing of the Form 10-K will be delayed for the same reasons that caused the delays of such filings.
The Company is working diligently to complete and file the Form 10-K as soon as possible, and is currently targeting to file the Form 10-K with the SEC sometime between late April and early May, 2022.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Thomas J. Madden	972	881-2900
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No  ☐

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(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the third quarter 2021 sale of the LiveArea business segment, the Company has recognized a significant gain from the sale of the LiveArea business segment, as well as increased cash and reduced debt. Additionally, the Company has reported the LiveArea business as a discontinued operation. In a press release issued by the Company on February 7, 2022 (as also furnished on a Current Report of Form 8-K filed with the SEC on the same date), the Company provided certain 2021 year-end guidance.
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PFSweb, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated March 16, 2022	By:	/s/Thomas J. Madden
Thomas J. Madden,
Executive Vice President and Chief Financial Officer